UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 20, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:
Name Stuart MacKenzie
Title: Group Secretary
Date: April 20, 2010

Newcrest and LGL Enter into Merger Implementation Agreement

Newcrest Disclaimer Forward Looking Statements These materials include forward looking statements. Forward looking statements inherently involve subjective judgement and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside of the control of, and may be unknown to, the company. Actual results and developments may vary materially from those expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company and general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company does not in providing this information undertake any obligation to publicly update or revise any of the forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Competent Persons Statement The information in this presentation that relates to Exploration Results is based on information compiled by C. Moorhead, EGM Minerals for Newcrest Mining Limited who is a Member of The Australasian Institute of Mining and Metallurgy, and a full-time employee of Newcrest Mining Limited. Mr Moorhead has sufficient experience which is relevant to the styles of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). Mr Moorhead consents to the inclusion in this presentation of the matters based on this information in the form and context in which they appear. 2

Newcrest Disclaimer (cont) Ore Reserves and Mineral Resources Reporting Requirements Investors should be aware that as an Australian company with securities listed on the ASX, Newcrest is subject to Australian disclosure requirements and standards, including the continuous disclosure requirements of the Corporations Act and the ASX. Lihir Gold Limited (“LGL”) is a company incorporated in Papua New Guinea with securities listed on the ASX, Toronto, NASDAQ and Port Moresby stock exchanges Australian disclosure requirements and standards are different from those of the United States and other jurisdictions. In addition, investors should note that it is a requirement of the ASX listing rules that the reporting of ore reserves and mineral resources in Australia comply with the JORC Code, whereas mining companies in other countries may be required to report their mineral reserves and/or resources in accordance with other guidelines (for example, SEC Industry Guide 7 in the United States). Investors should note that while Newcrest’s ore reserve and mineral resource estimates comply with the JORC Code, they may not comply with the relevant guidelines in other countries, including SEC Industry Guide 7. For example, the reporting regime in the United States under SEC Industry Guide 7 prohibits the reporting of estimates other than proven or probable reserves. U.S. Securities Laws Matters This presentation is not an offer of securities in the United States or any other jurisdiction in which an offer may not be made under applicable laws. Securities may not be offered or sold in the United States unless they have been registered under the U.S. Securities Act of 1933 (“Securities Act”) or an exemption from registration is available. Any shares to be issued in connection with the scheme contemplated in this presentation will not be registered under the Securities Act. 3

LGL Disclaimer Forward Looking Statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml. 4

LGL Disclaimer (cont) LGL Competent Person Statement. The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg. David Grigg is employed by Lihir Gold Limited in the role of Superintendent Strategic Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. 5

Asia Pacific’s Leading Gold Producer Newcrest and LGL have entered into an agreement to combine the two companies to become the leading gold producer in the Asia Pacific Overwhelming stakeholder recognition of strategic logic of combination 6.4% improvement on Newcrest’s 29thMarch proposal represents an attractive premium for LGL shareholders One Newcrest share for every 8.43 LGL shares, plus $0.225 cash per LGL share (less any interim dividend declared or paid) “Mix and Match” structure available Revised proposal unanimously recommended by LGL Directors, subject to no superior offer and independent expert’s endorsement LGL shareholders vote anticipated to be held in July 2010 Newcrest to undertake confirmatory due diligence 6

Substantial Premium Price Offer Value: $4.03 30% 33% $3.11 $3.02 29 March 2010 29 March 2010 Close 1-month VWAP 1 Based on Newcrest’s closing price of A$32.06 on 3 May 2010 7

Achieves Strategic Goals, provides certainty LGL unanimously recommend the Scheme in the absence of a superior proposal and subject to an independent expert’s opinion Board solely focused on maximising value for shareholders Newcrest merger immediately delivers certain strong returns Merger creates attractive, diverse portfolio of mines Impressive pipeline of growth projects Lowest quartile of the global cash cost curve Merger preserves gold premium of combined company 8

Achieves Strategic Goals, provides certainty Provides LGL employees with increased career opportunities Newcrest has an impressive track record as a highly regarded employer — best practice in safety and corporate governance Newcrest is committed to continuing LGL’s exemplary approach to community, environment and relations with Government 9

Leading Gold Company in Asia Pacific Indonesia Gosowong Lihir Island PNG Newcrest Producing Assets Hidden Valley Wafi / Golpu Newcrest Undeveloped Assets LGL Producing Assets Namosi Telfer Fiji Cracow Australia Mt Rawdon Cadia Valley Bonikro The combined group would operate in 5 countries with 10 mines 10

Financial Profile FY09 A$m 1 Revenue A$2,531m A$1,358m A$3,889m Newcrest LGL A$60m Synergies Operating (est.) A$1,046m A$568m A$1,614m + A$1,674 Cashflow2 Net Debt A$200m3- A$667m3 The combined group would maintain strong investment grade credit metrics A$bn Market Capitalisation A$15.5bn A$9.0bn A$24.5bn4 Strong Financial Position for Organic and Strategic Growth Source: Company Annual and Half-Yearly Reports, USD / AUD 0.75 (FY09 average) 1 Excludes hedging loss 2Operating cashflow excludes net interest. Post tax synergies based on 30% tax rate. 3 Net cash as at 31 December 2009 less A$533m – A$1,000m cash component of the proposal, USD / AUD 0.90 4 Market capitalisations based on value of equity part of the proposal as at 3 May 2010 11

Combination Logic Creates a world-class portfolio of long life, high margin gold assets Increased geographical and asset diversification Low cash cost position and improved financial strength Enhanced and diversified organic growth portfolio Potential short term synergies estimated at A$85m pa (pre-tax) Highly complementary skills for continued long term optimization 12

Growth Pipeline 3.75Moz1 6.0%pa Growth Telfer Cadia East Lihir Island Bonikro Hidden Valley Lihir Island Cadia East Ridgeway Deeps Cadia East Hidden Valley 2.8Moz CVO LGL Hidden Valley 1.2 Gosowong Newcrest 1.6 FY2009 FY2014 Excludes future production upside from the following internal opportunities: West Africa, Wafi/Golpu, O’Callaghans, Namosi, Camp Dome, Gosowong 2 Vertical Stockwork Corridor, West Dome Deeps and Marsden 1 Source: Newcrest and Lihir ASX announcements 13

Reserves & Resources Newcrest Gold Reserves Resources Newcrest Gold 7 12 4 7 12 5 Equivalent1 120 250 31 100 52 212 100 200 160 80 69 LGL Gold 150 Moz 60 Moz 100 40 50 20 Combined Gold Equivalent1 0 0 Newcrest LGL Combined Newcrest LGL Combined X Industry Ranking 1Gold equivalent calculated using US$800/oz gold, US$12.50/oz silver and US$2/lb copper Source: Company Annual Reports / Reserve & Resources Statements 14

Reserve Diversity Reserves by Asset (eAu) Mt Rawdon Bonikro MMJV 1% 1% 7% Mt Bonikro Rawdon Lihir Island 3% 3% 29% Telfer Cadia 25% 45% Gosowong Cadia MMJV 3% Lihir 5% 65% Island 94% Telfer Gosowong 17% 2% Newcrest: 69 Moz LGL: 31 Moz Combined: 100 Moz Source: Company Annual Reports / Reserve & Resource Statements Gold equivalent based on US$800/oz gold, US$12.50/oz silver and US$2/lb copper 15

Earnings Diversity EBITDA by Country, 6 months ended 31 December 20091 Africa 5% Australia Australia Indonesia 12% Indonesia 52% 25% 16% Africa 14% PNG Australia 74% PNG 75% 27% Newcrest: A$550m LGL: A$295m Combined: A$845m — Source: Company Annual and Half-Yearly Reports — USD / AUD 0.87 1 Excludes hedging loss 16

Long Life & High Margin Assets 900 Newmont 800 Newcrest Goldcorp /oz) 700 $ Kinross Combined (post estimated synergies) Barrick argin (US 600 M Cash 500 AngloGold LGL 400 Gold Fields 300 10 15 20 25 30 35 Reserve Life (Years) — Circle diameter represents relative market capitalisation (as at 30 April 2010) — Cash margin equals US$1,000/oz less latest quarterly cash costs (March quarter 2010 for Newcrest, Goldcorp, Barrick, Newmont and LGL, December quarter 2009 for Kinross, AngloGold, and Gold Fields) — Reserve life equals current gold ore reserves / CY09 gold production - Source: Company Annual Reports and Quarterly Reports 17

The Path Forward Newcrest to complete confirmatory due diligence by 8 June 2010 LGL able to provide further due diligence information to parties who have already commenced such investigations until 8 June 2010 LGL to commission Independent Expert’s Report LGL shareholders expected to receive Scheme documents late June 2010 LGL shareholders expected to vote on the Scheme late July 2010 Expected transaction completion date August 2010 18